Exhibit 99.1

LINKTONE REPORTS UNAUDITED SECOND QUARTER

2012 FINANCIAL RESULTS

Singapore — August 6, 2012 — Linktone Ltd. (NASDAQ: LTON) (“the Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its financial results for the second quarter ended June 30, 2012.

UNAUDITED RESULTS FOR THE SECOND QUARTER

US$ million, except for per ADS items	Three months ended
	June 30, 2011	March 31, 2012	June 30, 2012
Gross Revenues	$14.0	$11.6	$12.1
Gross Profit	4.7	3.8	4.4
Operating Loss	(1.1)	(2.1)	(1.9)
GAAP Net (Loss) / Income	(0.3)	3.8	8.1

GAAP Net (Loss) / Income per ADS (Diluted)	$(0.008)	$0.092	$0.198

Non-GAAP Net (Loss) / Income	(0.3)	3.8	8.2

Non-GAAP Net (Loss) / Income per ADS (Diluted)	$(0.008)	$0.093	$0.199

Cash and cash equivalents and short-term investments available for sale totaled $112.1 million as of June 30, 2012, compared with $108.4 million as of March 31, 2012.

Linktone’s financial results for the three months ended June 30, 2012 included the following:

Gross revenues increased 4% sequentially to $12.1 million in the second quarter of 2012, compared with $11.6 million in the first quarter of 2012. The quarter-over-quarter revenue increase was primarily attributable to the acquisition of the online news and information portal Okezone.com (“Okezone”), which contributed $0.6 million of revenue in the second quarter of 2012.

On a year-over-year basis, revenue decreased from $14.0 million in the second quarter of 2011 to $12.1 million in the second quarter of 2012. This decline was primarily attributable to the decline in VAS data-related services revenue due to the more stringent restrictions imposed by regulators in China and Indonesia and weaker than expected sales performance of movies and children’s edutainment titles.

GAAP net income more than doubled to $8.1 million, or $0.20 per diluted ADS, in the second quarter of 2012, compared with GAAP net income of $3.8 million, or $0.09 per diluted ADS, in the first quarter of 2012. This compared with a GAAP net loss of $0.3 million, or $0.01 per diluted ADS, in the second quarter of 2011. The Company’s second quarter 2012 net income included realized gains totaling $9.6 million related to the sale of 125 million shares of PT Global Mediacom TBK (“Global Mediacom”), an affiliate of Linktone’s controlling shareholder, for $21.5 million.

“Linktone’s second quarter performance underscores the importance of our ongoing efforts to diversify our business both geographically and through the strategic expansion of our service portfolio,” said Hary Tanoesoedibjo, Group Chief Executive Officer. “Our second quarter gross revenues were in-line with guidance, despite soft sales in certain segments, and we reported strong bottom-line results supported by the continued execution of our multi-faceted growth strategy.

“Our acquisition of Okezone.com has provided an immediate and significant boost to our Indonesian operations. With approximately 25 million monthly unique visitors, Okezone.com is a popular source of news and general entertainment content and services for Indonesians in the country and residing abroad. The combination of our existing mobile value added content and service business and Okezone.com provides our Company with a solid platform for growth in the bourgeoning social commerce arena in Indonesia. We intend to continue developing these fundamental assets to support our pursuit of business opportunities in fast growing areas such as online and mobile social networking and E-retailing in this country of approximately 250 million.

Mr. Tanoesoedibjo concluded, “This recent acquisition has also enhanced our multi territory and multi-platform media distribution capabilities and enabled further development of our media content portfolio. The continued diversification of our service and content offering remains key to our long-term success as we work to build our business throughout the ASEAN region. With over $112 million in cash, cash equivalents and short-term available for sale investments, we believe that we are well positioned to carry out our growth strategy, meet our strategic and operational objectives and increase shareholder value.”

SECOND QUARTER REVENUE MIX

Linktone’s second quarter revenue mix included VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and RBT), distribution of media content, mobile and PC games as well as social commerce. The breakdown of revenue in the second quarter was as follows:

	Three months ended
US$ million, except for %	March 31, 2012		June 30, 2012
	Gross	% of Gross	Gross	% of Gross
	Revenues	Revenues	Revenues	Revenues
VAS Data-related services	$5.7	49%	$5.2	43%
VAS Audio-related services	2.2	19%	2.7	22%
Media content	2.8	24%	2.7	22%
Mobile games	0.6	5%	0.6	5%
PC games	0.3	3%	0.3	3%
Social Commerce	0.0	0%	0.6	5%

Total gross revenue	$11.6	100%	$12.1	100%

The shift in the Company’s second quarter 2012 revenue mix was primarily related to the increase in RBT revenue from VAS audio-related services in China and the addition of social commerce revenue from the acquisition of Okezone, partially offset by a decline in VAS data-related revenue in China.

Data-related services revenue in the second quarter accounted for 43% of gross revenues, or $5.2 million, a decline of 9% from the first quarter of 2012. The sequential decline was primarily due to a decrease in SMS revenue from Linktone’s China operations, partially offset by an increase in SMS revenue from Linktone’s Indonesian operations primarily resulting from an SMS polling contest held in connection with the Indonesian Idol television program in the second quarter.

The breakdown of VAS data-related services revenue in the second quarter was as follows:

	Three months ended
US$ million, except for %	March 31, 2012		June 30, 2012
	Gross	% of Gross Revenues	Gross	% of Gross Revenues
	Revenues		Revenues
SMS	$4.7	40%	$4.1	34%
MMS	0.7	6%	0.9	7%
WAP and JAVA	0.3	3%	0.2	2%

Total Data-related services	$5.7	49%	$5.2	43%

Audio-related services revenue in the second quarter accounted for 22% of gross revenues, or $2.7 million, a 23% increase over the first quarter of 2012. The sequential increase in audio-related services revenue was driven by an increase in RBT revenue due to market expansion into new regions in China.

The breakdown of VAS audio-related services revenue in the second quarter was as follows:

	Three months ended
US$ million, except for %	March 31, 2012		June 30, 2012
	Gross	% of Gross Revenues	Gross	% of Gross Revenues
	Revenues		Revenues
IVR	$1.6	14%	$1.7	14%
RBT	0.6	5%	$1.0	8%

Total Audio-related services	$2.2	19%	$2.7	22%

Media content revenue decreased 4% sequentially to $2.7 million for the second quarter of 2012, largely due to a weak performance of movies and children’s edutainment titles.

Social commerce revenue generated by Okezone, which was acquired in the second quarter, accounted for 5% of gross revenues, or $0.6 million for the second quarter of 2012.

MARGINS, EXPENSES AND BALANCE SHEET

US$ million, except for margin items	Three months ended
	June 30, 2011	March 31, 2012	June 30, 2012
Gross profit margin	34%	33%	36%
Operating loss margin	(8%)	(18%)	(16%)

Operating expenses	$5.8	$5.8	$6.3
Selling and marketing expenses	2.2	1.7	1.8
Product development expenses	0.6	0.9	0.8
Other general and administrative expenses	3.0	3.2	3.7
Income tax expense / (benefit)	0.1	(0.1)	(0.4)

The drivers behind Linktone’s key operating benchmarks and changes in balance sheet items for the second quarter of 2012 include the following:

•

Gross profit margin increased from 33% to 36% on a sequential-quarter basis primarily due to improved margins generated by the Company’s subsidiary, PT Linktone, resulting from increased sales, and also from the acquisition of Okezone.

•	Operating loss margin decreased on a sequential-quarter basis primarily due to improved gross profit margins generated by PT Linktone.

•	Selling and marketing expenses increased $0.1 million on a sequential-quarter basis due to increased spending in IVR/RBT promotion, in-line with the increase in RBT revenue.

•	Product development expenses decreased $0.1 million on a sequential-quarter basis due to government subsidies received.

•	Other general and administrative expenses increased $0.5 million on a sequential-quarter basis arising from the acquisition of Okezone.

•	Income tax benefit was higher on a sequential-quarter basis due to the reversal of an excess withholding tax provision.

•

Cash and cash equivalents and short-term investments available for sale totaled $112.1 million as of June 30, 2012. The $3.7 million net increase over the first quarter of 2012 was largely attributable to a $6.2 million unrealized gain in the mark-to-market of the 157 million shares of Global Medicom and 708 million shares of PT Bhakti Investama TBK, the parent company of Global Mediacom (“Bhakti Investama”), held by the Company as of June 30, 2012.

INVESTING ACTIVITY

Linktone sold 125 million shares of Global Mediacom in the second quarter of 2012 for gross proceeds of $21.5 million and realized a gain on the sale of $9.6 million.

Linktone purchased 708 million shares of Bhakti Investama TBK in the second quarter of 2012 for $33.8 million.

THIRD QUARTER 2012 OUTLOOK

For the third quarter ending September 30, 2012, Linktone anticipates gross revenues to be in the range of $12 million to $14 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per diluted ADS included in this press release is set forth after the attached unaudited financial information. Linktone believes that the supplemental presentation of Non-GAAP net income or loss and Non-GAAP net income or loss per diluted ADS, adjusted to exclude the effect of share-based compensation expense and gain on recovery of bad debt provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results accompanying this press release.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of the People’s Republic of China (“PRC”) and diversify its revenue base; changes in the policies of the relevant government regulators or telecom network operators in China and Indonesia or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in applicable laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to realize meaningful returns from investments it makes, including its acquisitions or strategic partnerships, or may be required to record provisions for impairments in the value of the Company’s investments; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC and the other markets in which it operates including the VAS market in Indonesia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations

The Piacente Group, Inc.

Lee Roth

linktone@thepiacentegroup.com

Tel: 212-481-2050

LINKTONE LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	December 31,	June 30,
	2011	2012
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	40,921,818	37,023,167
Restricted cash	603,088	601,742
Short-term investments	56,584,958	75,055,574
Accounts receivable, net	17,048,783	15,868,111
Tax refund receivable	1,177,761	454,315
Inventories	1,881,749	1,817,316
Due from related parties	2,375,450	2,412,325
Deferred tax assets	486,176	489,765
Deposits and other current assets	5,702,726	5,259,646

Total current assets	126,782,509	138,981,961

Property and equipment, net	11,195,432	11,096,690
Non-current assets held for sale	814,878	822,933
Intangible assets, net	9,525,908	8,952,221
Goodwill	40,483,355	40,516,855
Deferred tax assets	369,706	386,861
Other long-term assets	1,024,442	1,701,330

Total assets	190,196,230	202,458,851

Liabilities and shareholders’ equity
Current liabilities:
Account payable, accrued liabilities and other payables	14,980,545	15,686,594
Due to related parties	16,198	—
Short-term loan	4,781,181	5,736,928
Taxes payable	4,088,188	2,047,054
Deferred revenue	387,149	445,817
Deferred tax liabilities	126,034	129,517

Total current liabilities	24,379,295	24,045,910

LINKTONE LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	December 31,	June 30,
	2011	2012
	(audited)	(unaudited)
Long-term liabilities
Deferred tax liabilities	2,761,348	2,609,833
Long term loan	511,878	258,176
Other long-term liabilities	67,688	53,164

Total liabilities	27,720,209	26,967,083

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,435,030 shares issued and 410,422,650 shares outstanding as of December 31, 2011 and 421,435,030 shares issued and 409,243,820 outstanding as at June 30, 2012, respectively)	42,144	42,144
Additional paid-in capital	137,745,875	137,846,780
Treasury stock	(1,425,204)	(1,578,050)
Statutory reserves	2,466,165	2,500,055
Accumulated other comprehensive income:	—	—
Unrealized gain on investment in marketable securities	4,453,157	6,613,606
Cumulative translation adjustments	10,973,973	10,921,150
Accumulated losses	(14,425,929)	(2,557,616)
Noncontrolling interest	22,645,840	21,703,699
Total shareholders’ equity	162,476,021	175,491,768

Total liabilities and shareholders’ equity	190,196,230	202,458,851

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2012	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	13,953,731	11,608,348	12,143,963	27,895,941	23,752,311
Sales tax	(554,433)	(178,176)	(234,570)	(782,033)	(412,746)
Net revenues	13,399,298	11,430,172	11,909,393	27,113,908	23,339,565
Cost of services	(8,649,314)	(7,642,298)	(7,552,964)	(17,419,713)	(15,195,262)
Gross profit	4,749,984	3,787,874	4,356,429	9,694,195	8,144,303
Operating expenses:
Product development	(646,967)	(925,817)	(757,641)	(1,192,158)	(1,683,458)
Selling and marketing	(2,182,177)	(1,747,647)	(1,819,751)	(4,347,209)	(3,567,398)
Other general and administrative	(3,039,046)	(3,175,740)	(3,712,352)	(5,826,429)	(6,888,092)
Gain on recovery of bad debt	38,455	—	—	76,430	—
Total operating expenses, net	(5,829,735)	(5,849,204)	(6,289,744)	(11,289,366)	(12,138,948)
Loss from operations	(1,079,751)	(2,061,330)	(1,933,315)	(1,595,171)	(3,994,645)
Interest income	672,107	426,872	479,033	1,585,952	905,905
Gain on sale of investment	—	5,127,060	9,626,768	200,000	14,753,828
Other income / (loss)	132,440	(295,416)	(661,561)	622,835	(956,977)
Income/ (loss) before tax	(275,204)	3,197,186	7,510,925	813,616	10,708,111
Income tax benefit/(expense)	(72,145)	68,841	366,621	(213,690)	435,462
Less: Net (income)/loss attributable to non- controlling interest	1,069	497,713	227,026	(44,934)	724,739
Net income/ (loss)	(346,280)	3,763,740	8,104,572	554,992	11,868,312
Other comprehensive income/ (loss):	2,810,647	18,318,978	(16,211,351)	3,210,325	2,107,627
Comprehensive income/ (loss)	2,464,367	22,082,718	(8,106,779)	3,765,317	13,975,939
Basic income per ordinary share:
Total net income/ (loss)	(0.00)	0.01	0.02	0.00	0.03
Diluted income per ordinary share:

Total net income/ (loss)	(0.00)	0.01	0.02	0.00	0.03

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2012	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Basic income per ADS:
Total net income/ (loss)	(0.01)	0.09	0.20	0.01	0.29
Diluted income per ADS:
Total net income/ (loss)	(0.01)	0.09	0.20	0.01	0.29
Weighted average ordinary shares:
Basic	421,435,030	409,444,996	409,444,996	421,344,065	409,444,996
Diluted	421,435,030	409,447,242	409,447,242	421,422,569	409,447,242
Weighted average ADSs:
Basic	42,143,503	40,944,500	40,944,500	42,134,407	40,944,500
Diluted	42,143,503	40,944,724	40,944,724	42,142,257	40,944,724

LINKTONE LTD. NON-GAAP RECONCILIATION (In U.S. dollars, except share data)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2012	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/ (loss)	(346,280)	3,763,740	8,104,572	554,992	11,868,312
Stock based compensation expense	37,179	50,867	50,037	59,560	100,904
Gain on recovery of bad debt	(38,455)	—	—	(76,430)	—
Non-GAAP net income/ (loss)	(347,556)	3,814,607	8,154,609	538,122	11,969,216
Non-GAAP diluted income/ (loss) per share	(0.00)	0.01	0.02	0.00	0.03
Non-GAAP diluted income/ (loss) per ADS	(0.01)	0.09	0.20	0.01	0.29
Number of shares used in diluted per-share calculation	421,435,030	409,447,242	409,447,242	421,422,569	409,447,242
Number of ADSs used in diluted per-share calculation	42,143,503	40,944,724	40,944,724	42,142,257	40,944,724